                                  GenVec, Inc.
                              12111 Parklawn Drive
                              Rockville, MD 20852

                                 July 31, 1998


VIA OVERNIGHT COURIER
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

     RE:  GENVEC, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-51475)
          --------------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, GenVec, Inc. (the "Company"), requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-51475 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock were made pursuant to the S-1 Registration Statement. The Company has requested the withdrawal of the Registration Statement on Form 8-A under separate cover.

     If you have any questions, please call Jeff Mengoli of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

                              Very truly yours,


                              /s/ Paul H. Fischer
                              ______________________________
                              Paul H. Fischer
                              Chief Executive Officer